Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Two:
Director Access Series II/IIR
The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the product was sold. These marketing names include: Director Access Series II/IIR and Director Choice Access Series II/IIR.

Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Two:
Director Access Series I/IR
The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the product was sold. These marketing names include: Director Access Series I/IR and Director Choice Access Series I/IR.

Supplement dated August 25, 2025 to the product notice dated April 30, 2025
The following supplements and amends the above mentioned product notice. Please read this supplement and retain it for future reference. Special terms not defined in this supplement have the same meanings as in your product notice.
In Appendix A - Funds Available Under the Contract: current expenses for certain funds are updated as follows:

Fund and Adviser/Subadviser	Current Expenses
AB VPS Relative Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	0.86%

HV-8194